Exhibit 2

TAT TECHNOLOGIES LTD.
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF
DIRECTORS OF TAT TECHNOLOGIES LTD.

    The undersigned, a shareholder of TAT Technologies Ltd. (the “Company”), an Israeli corporation, hereby appoints Aya Ben-David, attorney of the undersigned, as the attorney and proxy of the undersigned, with full power of substitution, for and in the name of the undersigned, to vote and otherwise act on behalf of the undersigned at the annual general and extraordinary meeting of shareholders of the Company to be held at the offices of Isal Amlat Investment (1993) Ltd., 20 Lincoln St., 6th floor, Beit Rubinstein, Tel Aviv, Israel, on August 18, 2011 at 5:00 p.m. Israel time (10:00 a.m. Eastern time), or at any adjournment(s) or postponement(s) thereof, with respect to all of the ordinary shares, par value NIS 0.90, of the Company (the “Shares”) which the undersigned would be entitled to vote, with all powers the undersigned would possess if personally present, provided said proxies are authorized and directed to vote as indicated with respect to the matter set forth below this Proxy. Subject to applicable law and the rules of NASDAQ, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented to the annual general meeting or any adjournment(s) or postponement(s) thereof for which the Board of Directors recommends a “FOR” vote, other than Item III.

This proxy also delegates, to the extent permitted by applicable law, discretionary authority to vote with respect to any other business which may properly come before the annual general meeting or any adjournment(s) or postponement(s) thereof.

Shareholders entitled to notice of and to vote at the meeting shall be determined as of the close of business on July 26, 2011, the record date fixed by the Board of Directors for such purpose.

(Continued and to be signed on the reverse side)

14475

ANNUAL GENERAL AND EXTRAORDINARY MEETING OF SHAREHOLDERS OF

TAT TECHNOLOGIES LTD.

August 18, 2011

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

¯ Please detach along perforated line and mail in the envelope provided. ¯

00030003333303020300 4	081811

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THIS FORM OF PROXY AND MAIL THE ENTIRE PROXY PROMPTLY, ALONG WITH PROOF OF IDENTITY IN ACCORDANCE WITH THE COMPANY’S PROXY STATEMENT, IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES. NO POSTAGE NEED BE AFFIXED IF THE PROXY IS MAILED IN THE UNITED STATES.

PLEASE NOTE THAT YOU ARE REQUIRED TO INDICATE WHETHER OR NOT YOU ARE A CONTROLLING SHAREHOLDER OF THE COMPANY AND WHETHER YOU HAVE A PERSONAL INTEREST WITH RESPECT TO ITEM 3, WHETHER YOU VOTE FOR OR AGAINST PROPOSAL 3. IF YOU FAIL TO NOTIFY US AS TO WHETHER OR NOT YOU ARE A CONTROLLING SHAREHOLDER OF THE COMPANY OR WHETHER YOU HAVE A PERSONAL INTEREST WITH RESPECT TO ITEM 3, YOUR VOTE WILL NOT BE COUNTED WITH RESPECT TO PROPOSAL 3.

Pursuant to Israeli law, in order to ensure specific majority requirements we are required to ask you if you are considered as a controlling shareholder of the company under the Israeli Companies Law and whether you have a personal interest with respect to Item 3. If no indication is given by you as to whether or not you are considered a controlling shareholder of the Company or whether you have a personal interest with respect to Item 3, your vote with respect to such proposals will be disqualified. The term “Control” is defined in the Israeli Securities Law, 1968 as the ability to direct the activity of a corporation, excluding an ability deriving merely from holding an office of director or another office in the corporation, and a person shall be presumed to control a corporation if he or she holds half or more of a certain type of Means of Control of the corporation; The term “Means of control” in a corporation is defined as any one of the following: (1) The right to vote at a general meeting of a company or a corresponding body of another corporation; (2) The right to appoint directors of the corporation or its general manager. Under the Companies Law, a personal interest means a personal interest of a person in an act or transaction of a company, including: (i)  a personal interest of that person's relative (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such person’s spouse or the spouse of any of the above); or (ii) a personal interest of another entity in which that person or his or her relative (as defined above) holds 5% or more of such entity’s issued shares or voting rights, has the right to appoint a director or the chief executive officer of such entity, or serves as director or chief executive officer of such entity, including the personal interest of a person voting pursuant to a proxy whether or not the proxy grantor has a personal interest. A personal interest resulting merely from holding the Company’s shares of stock will not be deemed a personal interest.
			FOR	AGAINST	ABSTAIN
1.
Approval of the reappointment of Kesselman & Kesselman PwC Israel, a member of PricewaterhouseCoopers International Ltd., as our independent certified public accountants, effective as of the approval by the Meeting until our 2012 Annual General Meeting of Shareholders, and to delegate to the Company's board of directors the authority to determine their remuneration in accordance with the volume and nature of their services.

			☐	☐	☐
2.
Approval of the re-election of each of Messrs. Rimon Ben-Shaul, Jan Loeb and Nati Botbol and Mses. Regina Ungar and Anat Hollander to serve as a director of the Company, and, with respect to Ms. Anat Hollander only, to serve as an independent director of the Company, to hold office until our 2012 Annual General Meeting of Shareholders and until their successors are elected and qualified.

			FOR	AGAINST	ABSTAIN
		I. Rimon Ben-Shaul	☐	☐	☐

		II. Jan Loeb	☐	☐	☐

		III. Nati Botbol	☐	☐	☐

		IV. Regina Ungar	☐	☐	☐

		V. Anat Hollander	☐	☐	☐

			FOR	AGAINST	ABSTAIN
	3.	Re-election of Mr. Avraham Shani as an External Director of the Company for an additional three-year term as of the date of the approval by the Meeting.	☐	☐	☐

			YES	NO

Are you a controlling shareholder in the Company, or do you have a personal interest in the election of Mr. Shani (other than a personal interest unrelated to relationships with a controlling shareholder of the Company)? (Please note: If you do not mark either Yes or No, your shares will not be voted for Item No. 3).
			☐	☐

			FOR	AGAINST	ABSTAIN
	4.	Approval of compensation terms of Rimon Ben-Shaul, the Chairman of the Company’s board of directors.	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above.  Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:
Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign.   When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.